Exhibit 21.1

SUBSIDIARIES OF GLOBAL TRAFFIC NETWORK, INC.

Entity	Jurisdiction of Incorporation or Organization	% Ownership
The Australia Traffic Network Pty Limited	Australia	100%
Global Traffic Canada, Inc.	Delaware	100%
Canadian Traffic Network ULC	Alberta, Canada	100	%(1)
Global Traffic Network (UK) Limited	England and Wales, United Kingdom	100%
Global Alert Network, Inc.	Nevada	100	%(3)
Global Traffic Network (UK) Commercial Limited	England and Wales, United Kingdom	100	%(2)

(1)	Canadian Traffic Network ULC is a wholly-owned subsidiary of Global Traffic Canada, Inc., which is in turn a wholly-owned subsidiary of the registrant.
(2)	Global Traffic Network (UK) Commercial Limited is a wholly-owned subsidiary of Global Traffic Network (UK) Limited, which is in turn a wholly-owned subsidiary of the registrant.
(3)	Formerly Mobile Traffic Network, Inc.